August 12, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	New Misonix, Inc.
Registration Statement on Form S-4
File No. 333-231797
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, New Misonix, Inc. (“Misonix”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-231797), as amended (the “Registration Statement”), be accelerated on August 13, 2019.

Misonix requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Jonn R. Beeson at (949) 553-7528, followed by written confirmation to the addresses listed on the cover page of the Registration Statement. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,
NEW MISONIX, INC.

By:	/s/ Stavros G. Vizirgianakis

Name:	Stavros G. Vizirgianakis
Title: President and Chief Executive Officer

cc:	Jonn Beeson

Jones Day

Swathi Padmanabhan

Jones Day

Krunal Shah

Jones Day

Joe Dwyer

Misonix, Inc.

Flora Perez

Greenberg Traurig, P.A.

Laurie Green

Greenberg Traurig, P.A.

Justin Kleckner

Greenberg Traurig, P.A.